Mail Stop 4561
via fax (732) 509-9299

September 8, 2008

William M. Freeman
President and CEO
Arbinet-theexchange, Inc.
120 Albany Street
Tower II, Suite 450
New Brunswick, NJ 08901

> **Re:** **Arbinet-theexchange, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed on March 17, 2008**
> **File No. 000-51063**

Dear Mr. Freeman:

     We have reviewed your response letter dated August 8, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 11, 2008.

Form 10-K for the fiscal year ended December 31, 2007

General

1.   We have reviewed response to prior comments 1 and 2 and believe that disclosure is warranted in future reports on Form 10-K regarding your business activities in Iran and Sudan. We note your statement that the Company only does a very small amount of business with 5 telecommunications carriers in Iran and Sudan. However, as you indicate that you have historical business activities in Iran and Sudan, which have been identified as state sponsors of terrorism, we believe

relevant disclosure on these activities is appropriate in the Company's business discussion for investors to determine whether or not the information is material.

Consolidated Statements of Operations, page F-4

2.   We note from your response to prior comment 5 that the Company classifies indirect cost of revenues for both trading and fee revenue as "operations and development" expense. Please tell us why you have not classified these expenses as cost of revenues and tell us how you considered providing a breakdown of such expenses between cost of trading revenues and cost of fee revenues. Also, it is not clear from your response how you determined that your current disclosures comply with Rule 5-03(b) of Regulation S-X. Please explain further or revise your disclosures accordingly.

Note 1. Business and Summary of Significant Accounting Policies

Concentration of Credit Risk, page F-10

3.   We note your response to our prior comment 6 where you indicate that the Company will revise your future filings to include additional disclosures outlining your conclusions that the Company's SVB agreement does not qualify for sale accounting. Please also tell us how you considered including the disclosure requirements of paragraph 17(a)(2) of SFAS 140.

Note 8. Segment Reporting, page F-18

4.   We note from your response to prior comment 7 that you disclose geographic information pertaining to revenue on pages F-7 through F-14 of the 2007 Form 10-K. However, it appears that you provide such information only for your total fee revenues on page F-10 and not for your total trading revenues, which were 91% of total revenues for fiscal 2007. Tell us how you considered providing geographic information for total revenues pursuant to paragraph 38(a) of SFAS 131.

Note 14. Goodwill and Intangible Assets, page F-27

5.   We note your response to our prior comment 9 where you refer to the disclosures on pages F-27 and F-28 of the 2007 Form 10-K, which indicate that the Company recognized an impairment charge of $2.3 million to write down the "intangible and long-lived assets" of Broad Street Digital. It is not clear from such disclosures, however, that the impairment charge recorded also included a write-down of goodwill. In the future, please revise to include the disclosures required

by paragraph 45(c) of SFAS 142 so to avoid any potential confusion with regards to your impairment charges.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief